UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              KVH Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    482738101
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                                 (CUSIP Number)


                                December 31, 2008
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             (Date of Event Which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |X|      Rule 13d-1(b)

                  |_|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

------------ ------------------------------------------------------------------
             Name of Reporting Person.
1.           I.R.S. Identification Nos. of above persons (entities only).

             Roumell Asset Management, LLC ("RAM")
             52-2145132

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             Check the Appropriate Box if a Member of a Group         (a)  |_|
2.                                                                    (b)  |_|

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             SEC Use Only
3.

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             Citizenship or Place of Organization
4.
             Maryland

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                                              Sole Voting Power
             Number of            5.
                                              0
             Shares
                                  ---------------------------------------------
           Beneficially                       Shared Voting Power
                                  6.
             Owned By                         1,311,903

               Each                --------------------------------------------
                                              Sole Dispositive Power
            Reporting             7.
                                              1,311,903
             Person
                                  ---------------------------------------------
              With:                           Shared Dispositive Power
                                  8.
                                              0


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             Aggregate Amount Beneficially Owned by Each Reporting Person
9.
             1,311,903

-------------------------------------------------------------------------------
             Check if the Aggregate Amount in Row (9) Excludes Certain Shares
10.
                                                             |_| Not Applicable

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             Percent of Class Represented by Amount in Row (9)
11.
             Approximately 9.3% (based on the 14,129,880 shares of common stock outstanding as of November 4, 2008, as reported on the Issuer's Form 10-Q for the quarter ended September 30, 2008).

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             Type of Reporting Person
12.
             IA

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

-------------------------------------------------------------------------------
             Name of Reporting Person.
1.           I.R.S. Identification Nos. of above persons (entities only).

             James C. Roumell ("Roumell")

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             Check the Appropriate Box if a Member of a Group          (c)  |_|
2.                                                                     (d)  |_|

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             SEC Use Only
3.

------------ ------------------------------------------------------------------
             Citizenship or Place of Organization
4.
             U.S.A.

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                                              Sole Voting Power
             Number of            5.
                                              4,500
              Shares
                                  ---------------------------------------------
            Beneficially                      Shared Voting Power
                                  6.
             Owned By                         1,311,903*

               Each               ---------------------------------------------
                                              Sole Dispositive Power
             Reporting            7.
                                              1,316,403*
              Person
                                  ---------------------------------------------
               With                           Shared Dispositive Power
                                  8.
                                              0

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9.           Aggregate Amount Beneficially Owned by Each Reporting Person

             1,316,403*
-------------------------------------------------------------------------------
             Check if the Aggregate Amount in Row (9) Excludes Certain Shares
10.
                                                           |_| Not Applicable

-------------------------------------------------------------------------------
             Percent of Class Represented by Amount in Row (9)
11.
             Approximately 9.3% (based on the 14,129,880 shares of common stock outstanding as of November 4, 2008, as reported on the Issuer's Form 10-Q for the quarter ended September 30, 2008).

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             Type of Reporting Person
12.
             IN

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*  Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares held by RAM.

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Item 1(a).        Name of Issuer:
                            KVH Industries, Inc.

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Item 1(b).        Address of Issuer's Principal Executive Offices:

                            50 Enterprise Center, Middletown, RI  02842

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Item 2(a).        Name of Persons Filing:

                            1. Roumell Asset Management, LLC

                            2. James C. Roumell

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Item 2(b).        Address of Principal Business Office or, if none, Residence:

                     2 Wisconsin Circle, Suite 660, Chevy Chase, MD 20815

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Item 2(c).        Citizenship:

                            1. RAM - Maryland

                            2. Roumell - U.S.A.

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Item 2(d).        Title of Class of Securities:

                            Common Stock, par value $0.01 per share

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Item 2(e).        CUSIP Number:

                            482738101

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Item 3.   If this statement is filed pursuant to Rule 13(d)-1(b), or
          13(d)-2(b), or (c), check whether the person filing is a:

(a)       |_| Broker or dealer registered under Section 15 of the
              Exchange Act.

(b)       |_| Bank as defined in Section 3(a)(6) of the Exchange
              Act.

(c)       |_| Insurance company as defined in Section 3(a)(19) of
              the Exchange Act.

(d)       |_| Investment company registered under Section 8 of the
              Investment Company Act of 1940.

(e)        X*  An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E).

(f)       |_| An employee benefit plan or endowment fund in
              accordance with Rule 13d-1(b)(1)(ii)(F).

(g)        X* A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)       |_| A savings association as defined in Section 3(b) of
              the Federal Deposit Insurance Act.

(i)       |_| A church plan that is excluded from the definition of
              an investment company under Section 3(c)(14) of the Investment Company Act.

(j)       |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

* RAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities. Roumell is joining in this filing on Schedule 13G/A pursuant to Rule 13d-1(k)(1).

Item 4. Ownership.

 (a)    Amount beneficially owned:

        See Items 5-11 on the cover sheets of this Schedule 13G/A.
        -------------------------------------------------------------
 (b)    Percent of class:

        Each approximately 9.3% (based on the 14,129,880 shares of common stock outstanding as of November 4, 2008, as reported on the Issuer's Form 10-Q for the quarter ended September 30, 2008).

        ------------------------------------------------------------
 (c)    Number of shares as to which each person has:

 (i)    Sole power to vote or to direct the vote            4,500 (by Roumell)
                                               --------------------------------

 (ii)   Shared power to vote or to direct the vote      1,311,903 (through RAM)
                                               --------------------------------

 (iii)  Sole power to dispose or to direct the
        disposition of                             1,316,403 (see Item 6 below)
                                               --------------------------------

 (iv)   Shared power to dispose or to direct the
        disposition of                                     0
                                               --------------------------------

Item 5.   Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                  RAM has been granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to RAM may be revoked in whole or in part at any time.

                  Roumell is President of RAM and beneficially owns a controlling percentage of its outstanding voting securities. Roumell is joining in this Schedule 13G/A because, as a result of his position with and ownership of securities of RAM, Roumell could be deemed to have voting and/or investment power with respect to the shares beneficially owned by RAM. Roumell disclaims any deemed beneficial ownership in securities held by RAM, except to the extent of his pecuniary interest therein.

Item 7.  Identification  and  Classification  of the  Subsidiary Which
         Acquired the Security Being Reported on by the Parent Holding Company.

                      Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                      Not applicable.

Item 9.  Notice of Dissolution Group.

                      Not applicable.

Item.10. Certification.

                  By signing below, the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G/A shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly disclaimed, except to the extent of their respective pecuniary interest therein.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 10, 2009
                           ---------------------------------------------------
                                                 (Date)



                                          /s/ James C. Roumell
                           ---------------------------------------------------
                                              (Signature)


                                      Roumell Asset Management, LLC
                                      By: James C. Roumell, President
                           ---------------------------------------------------
                                               (Name/Title)


                                             February 10, 2009
                           ---------------------------------------------------
                                                  (Date)


                                          /s/ James C. Roumell
                           ---------------------------------------------------
                                              (Signature)


                                            James C. Roumell
                           ---------------------------------------------------
                                                (Name)

                             JOINT FILING AGREEMENT



         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13G (including further amendments thereto) with respect to the common stock, par value $0.01 per share, of KVH Industries, Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

         This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint filing Agreement as of this 11th day of February 2008.





                         By: /s/ James C. Roumell
                             --------------------------------------
                             James C. Roumell




                         ROUMELL ASSET MANAGEMENT, LLC



                         By: /s/ James C. Roumell
                             -------------------------------------------------
                             James C. Roumell, President